EXHIBIT 99.8

Disclosure of Transactions in Own Shares

Paris, June 20, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 13, 2019 to June 19, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
13.06.2019	625,628	47.1910	29,524,011	XPAR
13.06.2019	149,500	47.2069	7,057,432	BATE
13.06.2019	165,965	47.1856	7,831,158	CHIX
13.06.2019	58,764	47.1570	2,771,134	TRQX
14.06.2019	601,138	47.0767	28,299,593	XPAR
14.06.2019	360,000	47.0446	16,936,056	BATE
14.06.2019	135,677	47.0532	6,384,037	CHIX
14.06.2019	64,642	47.0723	3,042,848	TRQX
17.06.2019	531,142	47.1270	25,031,129	XPAR
17.06.2019	373,970	47.1227	17,622,476	BATE
17.06.2019	123,344	47.1366	5,814,017	CHIX
17.06.2019	62,786	47.1613	2,961,069	TRQX
18.06.2019	653,307	47.8234	31,243,362	XPAR
18.06.2019	468,840	47.9865	22,497,991	BATE
18.06.2019	144,225	47.7817	6,891,316	CHIX
18.06.2019	62,880	47.8065	3,006,073	TRQX
19.06.2019	527,409	48.2256	25,434,615	XPAR
19.06.2019	451,695	48.2232	21,782,178	BATE
19.06.2019	107,817	48.2146	5,198,354	CHIX
19.06.2019	53,246	48.2220	2,567,629	TRQX
Total	5,721,975	47.5179	271,896,477

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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